SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(RULE 13d - 102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)

(Amendment No.)*

Calgon Carbon Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

129603AB2

(CUSIP Number)

December 7, 2006

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐          Rule 13d-1(b)

☒      Rule 13d-1(c)

☐          Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on the Following Pages)

1.	NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Linden Capital LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	☒
	(b)	☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

2,156,862

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

2,156,862

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,156,862

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
	EXCLUDES CERTAIN SHARES*	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.1%

12.	TYPE OF REPORTING PERSON*

PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Siu Min Wong

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	☒
	(b)	☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION

China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

2,156,862

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

2,156,862

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,156,862

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
	EXCLUDES CERTAIN SHARES*	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.1%

12.	TYPE OF REPORTING PERSON*

IN, HC

*SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1(a).	Name of Issuer:

Calgon Carbon Corporation (the “Issuer”).

Item 1(b).	Address of Issuer’s Principal Executive Offices:

P.O. Box 717

Pittsburgh, Pennsylvania 15230

Item 2(a).	Name of Persons Filing:

The names of the persons filing this statement on Schedule 13G are: Linden Capital LP, a Bermuda limited partnership (“Linden Capital”) and Siu Min Wong (“Mr. Wong,” and collectively, the “Reporting Persons”). Mr. Wong is the control person of Linden Capital and may be deemed to beneficially own the shares of Common Stock (as defined below) owned by Linden Capital.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The principal business address for Linden Capital is 18 Church Street, Skandia House, Hamilton, HM 11, Bermuda.

The principal business address for Mr. Wong is 450 Park Avenue, 30th Floor, New York, New York 10022.

Item 2(c).	Citizenship:

Linden Capital is a Bermuda limited partnership and Mr. Wong is a citizen of China.

Item 2(d).	Title of Class of Securities

Common Stock, $.01 par value per share (the “Common Stock”).

Item 2(e).	CUSIP Number: 129603AB2
Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act.
(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act.
(c)	☐	Insurance company defined in Section 3(a)(19) of the Exchange Act.
(d)	☐	Investment company registered under Section 8 of the Investment Company Act.
(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).
(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box ☒

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:
The Reporting Persons collectively beneficially own 5% Convertible Bonds issued by the Issuer, which are owned directly by Linden Capital, that convert into 2,156,862 shares of Common Stock.
(b)	Percent of class:
The Reporting Persons have beneficial ownership of 2,156,862 shares of Common Stock constituting 5.1% of all of the outstanding shares of Common Stock.
(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote
Not applicable.
(ii)	Shared power to vote or to direct the vote
Linden Capital and Mr. Wong have shared power to vote or direct the vote of the 2,156,862 shares of Common Stock.
(iii)	Sole power to dispose or to direct the disposition of
Not applicable.
(iv)	Shared power to dispose or to direct the disposition of
Linden Capital and Mr. Wong have shared power to dispose or direct the disposition of the 2,156,862 shares of Common Stock.
Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

See Exhibit B attached hereto.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated:	December 18, 2006

LINDEN CAPITAL L.P.
By: Linden GP LLC, general partner

By: /s/ Siu Min Wong
Siu Min Wong, Managing Member

/s/ Siu Min Wong
Siu Min Wong

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock of Calgon Carbon Corporation dated December 18, 2006 is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated:	December 18, 2006

LINDEN CAPITAL L.P.
By: Linden GP LLC, general partner

By: /s/ Siu Min Wong
Siu Min Wong, Managing Member

/s/ Siu Min Wong
Siu Min Wong

EXHIBIT B

IDENTIFICATION OF MEMBERS OF THE GROUP

Linden Capital L.P.

Siu Min Wong